SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008 (report no.1).

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: Actimize, a NICE Systems Company, Signs Deal with Netherlands Financial Markets Regulator for its Flagship Market Abuse Solution,

Dated November 3, 2008.

99.2 Press Release: NICE Revolutionizes Trading Surveillance with First IntegratedVoice and Transaction Analytics Solution, Dated November 6, 2008.

99.3          Press Release: NICE Leads Worldwide Workforce Optimization Solutions Market

In New Report by Industry Analyst Firm Datamonitor, Dated November 7, 2008.

99.4          Press Release: NICE`s Growing Leadership Status Highlighted in Market Study of Worldwide Workforce Optimization Industry by Analyst Firm DMG Consulting,

Dated November 17, 2008.

99.5          Press Release:  NICE Receives 7-digit Order from Miami-Dade Police Department for NICE Inform, Dated November 18, 2008.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: December 2, 2008

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EXHIBIT INDEX

99.1 Press Release: Actimize, a NICE Systems Company, Signs Deal with Netherlands Financial Markets Regulator for its Flagship Market Abuse Solution,

Dated November 3, 2008.

99.2 Press Release: NICE Revolutionizes Trading Surveillance with First IntegratedVoice and Transaction Analytics Solution, Dated November 6, 2008.

99.3 Press Release: NICE Leads Worldwide Workforce Optimization Solutions Market

In New Report by Industry Analyst Firm Datamonitor, Dated November 7, 2008.

99.4 Press Release: NICE`s Growing Leadership Status Highlighted in Market Study of Worldwide Workforce Optimization Industry by Analyst Firm DMG Consulting,

Dated November 17, 2008.

99.5 Press Release:  NICE Receives 7-digit Order from Miami-Dade Police Department for NICE Inform, Dated November 18, 2008.

.

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Press Contact:

Jonathan Stotts

Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1 877 245 7449

daphna.golden@nice.com

Actimize, a NICE Systems Company, Signs Deal with Netherlands Financial Markets Regulator for its Flagship Market Abuse Solution

Autoriteit Finanicële Markten (AFM), 4th largest European securities markets regulator, joins leading regulators already using Actimize`s pioneering trading surveillance solutions to uncover potential market manipulation

NEW YORK - November 03, 2008 - Actimize, a leading provider of transactional risk management software for the financial services industry and a NICE Systems (NASDAQ:NICE) company, today announced that the Netherlands Authority for the Financial Markets (AFM) has selected the Actimize Market Abuse Solution to improve its surveillance and supervision of the Dutch market and detect various forms of Market Abuse such as market manipulation and insider dealing.

The AFM, the fourth largest regulator of financial markets in Europe, was established in March 2002 to supervise the conduct of the entire Netherlands financial market sector and to ensure that participants are handled properly and that they have accurate information. Market Abuse has become more difficult to detect over the last few years, due to the increasing complexity of financial instruments.

Actimize`s surveillance technology has already been adopted by two of the largest market regulators in the United States.

The Actimize Market Abuse Solution monitors and detects suspicious transactions and automatically distributes alerts directly to relevant users within an intuitive case management workflow environment.  The system uses several analytical methods to assign a priority score to alerts, thus improving the efficiency of regulators, trading managers and compliance staff.  The Actimize solution is built on a single, integrated platform that enables enterprise customers to add additional compliance, fraud and anti-money laundering solutions over time, while retaining the same detection engine, case manager interface, dashboard, interactive trade blotter, investigation and audit tracking and other functions.

"The AFM`s requirements are to ensure that the capital markets operate in a fair and efficient manner and to strengthen supervision in order to maintain confidence in and the reputation of the Dutch market," said Bruno Piers de Raveschoot, Head of Actimize Europe.  "By implementing the Actimize Market Abuse Solution, with its proven ability to meet global regulatory demands and monitor all types of markets and instruments together with flexibility in the management of alerts, the AFM has adopted an unparalleled capability to enhance its status in the market."

About Actimize

Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. Six of the top 10 global banks and eight of the top 10 U.S. brokerages use Actimize solutions to process hundreds of millions of transactions a day. Actimize, a NICE Systems company, has offices in New York, Israel, London and Tokyo.  For more information, go to www.actimize.com.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Revolutionizes Trading Surveillance with First Integrated Voice and Transaction Analytics Solution

Cross-channel compliance solution from NICE and subsidiary Actimize extracts insights from trading calls and transactions to boost trading surveillance and investigation, reduce risk and operational costs

Ra`anana, Israel, November 6, 2008 - NICE Systems (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance,  today introduced the financial industry`s first cross-channel Trading Compliance Solution, the Actimize Trading Interaction Surveillance Solution. The new solution combines, for the first time, insight from transactional data with voice analytics to meet growing regulatory requirements for monitoring of market abuse, insider trading and other regulatory issues. The Trading Interaction Surveillance Solution, under one unified view, automates and enhances trading surveillance and the effectiveness of regulatory investigations, thus reducing risk and operational costs, and delivering a fast ROI.

Today, regulators around the world demand more from financial institutions when monitoring and investigating insider trading and market abuse. They increasingly require identification of relevant phone calls, in addition to the existing transactional surveillance requirements, such as the Market Abuse Directive (MAD), MiFID and upcoming new requirements from the UK`s FSA. The solution monitors, for the first time, not only the trading transactions but also related voice conversations. Using the new Trading Interaction Surveillance Solution, compliance officers will be able to improve processes and achieve broader and more effective cross-channel surveillance and investigations.

To achieve more effective cross-channel surveillance, they will be able to monitor market abuse or other activities such as conflict of interest, by automatically receiving alerts on the contents of calls relating to a specific trade, which can now be integrated with the transactional alerts that are already provided today by the Actimize Market Abuse Surveillance Solution.

To improve investigation processes, compliance officers will be able to identify suspicious trades and immediately locate those calls relating to specific trades or incidents. Once the required call is identified, they can automatically listen to the relevant part and look for certain key words and phrases as part of the investigation process. Prior to this new solution, analysts had to invest up to hundreds of hours per investigation in listening to and transcribing calls to be able to prepare a draft case which is ready for submission. The new solution enables tying together the transactional data with the data provided by the contents of the call.

The benefits of this innovative, solution are reduced risk, more effective use of labor and other resources, cost savings, and significant reduction in the time needed to respond to regulatory inquiries. As regulations demand greater oversight of multi-channel trading activities - phone calls and trades -  this new solution offers a more elegant, comprehensive, and effective answer to those needs.

"The need to meet regulatory requirements and fight financial crime continues to be relevant and even critical in these volatile times," said David Sosna, CEO of Actimize, a NICE Company. "Clients have been telling us that this unique offering can help them improve research and surveillance processes, enhance operational efficiency, and reduce costs. The product received positive feedback at our recent Client Forums in New York and London where we showcased this integrated solution for the first time."

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

About Actimize

Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. Actimize technology processes billions of transactions a day for many of the world`s top banks and brokerages.   Actimize has offices in New York, Israel, London and Tokyo.  For more information, go to www.actimize.com.

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

NICE Leads Worldwide Workforce Optimization Solutions Market in New Report by Industry Analyst Firm Datamonitor

NICE achieves top scores for market impact, customer sentiment, and technology

Ra`anana, Israel, November 07, 2008, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that leading industry analyst firm Datamonitor, named NICE as the worldwide leader of the Workforce Optimization (WOT) solutions market in its November 2008 report "Decision Matrix: Selecting a Workforce Optimization Vendor."  In the report NICE received consistently high scores in all assessment segments being commended for its strong platform, achieving maximum scores in revenue, vertical and geographical reach, and reach to both small and medium enterprise (SME) and enterprise customers.

The Datamonitor report positions NICE as the leading market player based on high scores in the areas of customer sentiment, market impact, and technology.  According to the comprehensive analysis, NICE benefits greatly from the breadth and depth of its products and its strong NICE SmartCenter brand, being recognized as a leader especially for its speech analytics, quality monitoring, workforce management and logging solutions.

Daniel Hong, Lead Analyst, Customer Interaction Technologies, Datamonitor, commented, "Datamonitor places NICE in the 'shortlist' category for WOTs solutions in the contact center space. NICE is a market leader in WOTS and has received high scores in all assessment segments and the highest customer sentiment scores for a WOTs vendor in the latest Datamonitor Decision Matrix report. NICE offers a great portfolio of basic and advanced functionality backed by dependable support. In addition to providing vertical-specific solutions, NICE also offers strong collaboration features that are attractive to a wide variety of customers. Its stable financial footing, execution and lead in the mature markets for QM, logging, WFM as well as advanced interaction analytics all imply that NICE is well placed to continue as a WOTs market leader moving forward."

"We are proud of this latest recognition of NICE`s market leadership in enabling organizations to deliver first-rate customer experiences by truly understanding critical customer wants and needs," said Tom Butta, Chief Marketing Officer, NICE.  "More and more companies worldwide are turning to the advanced capabilities of NICE to help them leverage the strategic insights inherent in customer interactions while addressing regulatory compliance, customer retention and operational challenges."

About Datamonitor

Datamonitor is the world's leading provider of online data, analytic and forecasting platforms for key vertical sectors. It helps its clients - 5,000 of the world's leading companies, profit from better, more timely decisions. Through proprietary databases and a wealth of expertise, clients are provided with unbiased expert analysis and in-depth forecasts for seven industry sectors: Automotive & Logistics, Consumer Markets, Energy, Financial Services, Healthcare, Retail and Technology.  Datamonitor maintains its headquarters in London and has regional offices in Frankfurt, New York, San Francisco and Sydney.

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About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems

Daphna Golden ir@nice.com +1 877 245 7449

NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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NICE`s Growing Leadership Status Highlighted in Market Study of Worldwide Workforce Optimization Industry by Analyst Firm DMG Consulting

NICE ranks #1 with 37% worldwide market share in first half 2008 for Quality Management/Workforce Optimization, 39% for total voice recording (IP and TDM based) revenue; leads in additional key categories

Ra`anana, Israel, November 17, 2008, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that industry analyst firm DMG Consulting LLC reports that NICE has demonstrated growth in each and every category measured, achieving greatest growth in revenue and/or market share in significant key industry and technology categories among vendors surveyed in its "2008 Quality Management/Liability Recording Mid-Year Market Share Report". The report provides revenue and growth comparisons between first-half 2008 and first-half 2007.  The DMG report`s findings validate NICE's dominant position and the market`s positive response to the strategy and vision of NICE SmartCenter in enabling a more effective and profitable contact center and enterprise.

With a 37% market share in first half 2008, up from 34%,NICE ranked ahead of all other vendors in the prominent Quality Management/Workforce Optimization (QM/WFO) category, which includes liability recording, quality management, speech analytics, workforce management, performance management, and in every environment - including contact centers, financial trading floors, back office, branches, public safety and other environments.  In addition to holding the highest revenue position, NICE was also noted for the largest market share increase, at 3%, and for its 23% revenue increase in the first half of 2008 over the first half of 2007.

"The Workforce Optimization market is one of the fastest growing and most innovative sectors in the contact center marketplace. Even more impressive, it has continued its strong performance for four consecutive years," says Donna Fluss, president, DMG Consulting. "NICE has consistently been a top performer and has strong momentum. Their ongoing success is reflected by their 23.3% increase in revenue from $242.1 million during the first half of 2007 to $298.6 million for the same period in 2008 (GAAP)."

Additional areas where NICE led and achieved highest market share growth included: Total Voice Recording with 40% market share up from 37% and Contact Center Voice Recording with a 37% market share, up from 34%

"We are very happy about this continued recognition of NICE`s market leadership," said Tom Butta, Chief Marketing Officer, NICE.  "These findings by DMG Consulting further validate the value and real-world benefits provided by NICE SmartCenter for contact centers and enterprises seeking to ensure customer loyalty and cut operational costs, both of which are always on top of their agenda, and especially critical in today`s economic environment."

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About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems

Daphna Golden ir@nice.com +1 877 245 7449

NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Receives 7-digit Order from Miami-Dade Police Department for NICE Inform

Busiest 9-1-1 Center in Southeastern U.S. serving 2.4 million citizens will deploy NICE security technology in 4 County-wide communication sites

Ra`anana, Israel, November 18, 2008 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced the Miami-Dade Police Department has selected NICE Inform and other NICE solutions to capture and manage emergency communications at four County-wide emergency communication sites including a new state-of-the-art communications center scheduled to open in 2009.

The busiest Public Safety Answering Point (PSAP) in the Southeastern U.S., the Miami-Dade Police Department Communications Bureau fields over two million calls annually. The Miami-Dade Police Department will deploy a fully redundant NICE solution, which will include NICE Inform and other NICE solutions all certified for interoperability with Miami-Dade`s mission-critical trunked radio communication system.

The Miami-Dade Police Department serves Miami-Dade County`s unincorporated areas and has law enforcement responsibility for a major international airport and other County sites. All of these sites utilize NICE`s video surveillance solutions today, and in the future the Miami-Dade Police Department will be able to leverage NICE Inform`s multimedia incident reconstruction capabilities as needed to synchronize captured video and voice communications for comprehensive incident reconstruction in critical response scenarios.

"The Miami-Dade Police Department has a reputation for being ahead of the curve," said Chris Wooten, President, Security Division Americas, NICE. "NICE is pleased to supplement its relationship with the Miami-Dade Police Department through the deployment of NICE Inform, our latest multimedia incident information management technology."

NICE Inform is the world`s first full-spectrum multimedia incident information management solution for the security market. It provides ground-breaking capabilities for effectively managing incident information from various sources, including audio, video, text and data, streamlining information-sharing, investigations and evidence delivery. The capabilities of NICE Inform also enable agencies and command and control centers to move beyond simply capturing voice communications to centrally capturing and managing many different types of multimedia information central to investigations, such as video, mug shots, affidavits and incident reports. The unique comprehensive capabilities of NICE Inform can be tailored to the specific needs of command and control centers for first responders and homeland security, transportation, government, and private sector organizations, and deliver improved collaboration and operational efficiency to enhance safety and security.

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About the Miami-Dade Police Department (MDPD) and the MDPD Communications Bureau

The Miami-Dade Police Department is the largest police department in the Southeastern United States, with approximately 5,000 employees. The Miami-Dade Police Department Communications Bureau is the busiest Public Safety Answering Point (9-1-1 Center) in the Southeastern U.S. The Center comprises over 250 budgeted positions consisting of Police Complaint Officers (Call Takers), Police Dispatchers, Police Records Specialists, Police supervisory personnel and an administrative support staff. The Miami-Dade Communications Center processes 9-1-1 calls in the unincorporated area of Miami-Dade County and 23 municipalities. An annual average of over two million calls for service are handled, over 60% of which are 9-1-1 calls. Miami-Dade County has a population of approximately 2.4 million people making it the most populous county in Florida and the eighth-most populous county in the United States. Miami-Dade County is also Florida's second largest county in terms of land area, with 1,946 square miles. Visit

www.miamidade.gov/mdpd/BureausDivisions/bureau_Communications.asp.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems

Daphna Golden ir@nice.com +1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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